SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date May 10, 2005_________________________________

BIOTECH HOLDINGS LTD. _

(Exact name of Registrant as specified in its charter)

#160 - 3751 Shell Road, Richmond, British Columbia, Canada, V6X 2W2 _

(Address of principal executive offices)

Commission file number 0-29108 _

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F Yes Form 40-F No

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

No

Biotech Holdings Ltd.

Filed in this Form 6-K

Documents index

  News Release dated May 10, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOTECH HOLDINGS LTD.

By: /s/ Robert Rieveley

Name: Robert Rieveley

Title: Chief Executive Officer

Date: May 10, 2005

Sucanon Diabetes Drug Shipping to Wal-Mart This Week

Vancouver, BC, May 10, 2005 - Robert Rieveley, the President of Biotech Holdings Ltd. (TSX.V: BIO; OTTBB: BIOHF) announced today that orders placed by two divisions of Wal-Mart in Mexico are being shipped this week.

"The Sucanon orders received from Wal-Mart^s Superama and Supercenters divisions are being delivered to Wal-Mart^s distribution system this week. Sucanon shipped to Wal-Mart is packaged in a distinctive clam-shell package incorporating a loss-prevention sensor and includes a full-color insert with medical claims as approved by the Mexican national regulator, the Board of Health. This Sucanon shipment will be distributed to 137 Wal-Mart Superama and Supercenter stores in all parts of Mexico, in preparation for the start of Sucanon infomercial and radio advertising," Mr. Rieveley said.

If you would like to be added to Biotech Holdings^ email list for future news updates or summary clinical materials, please go to: www.biotechltd.com/info.asp

Biotech Holdings Ltd.^s head office is in Richmond, British Columbia. Biotech Holdings^ shares trade on the Over the Counter Bulletin Board in the United States (BIOHF.OB) and on the TSX Venture Exchange in Canada (BIO.V). For inquiries, contact Austin Rand at Biotech Holdings Ltd., 1 888 216 1111 (toll-free), 8:00 to 4 p.m. Pacific time, or by email at biotech@direct.ca. For background information and current stock quotations, visit Biotech^s website at www.biotechltd.com.

On behalf of the Board of Directors: /s/ Robert B. Rieveley, President and Director.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

Any statements made in this release that are not based on historical fact are forward-looking statements. Any forward-looking statements made in this release represent management^s best judgment as to what may occur in the future. However, actual outcome and results are not guaranteed and are subject to certain risks, uncertainties and assumptions and may differ materially from what is expressed.